SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

LCA-Vision Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

501803209

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   501803209

1.  NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Stephen N. Joffe

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	-0-
Shares
Beneficially	6.	SHARED VOTING POWER:	3,386412
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	-0-
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	3,386,412

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,386,412

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

31.5%

12.  TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP NO.   501803209

1.  NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sandra F.W. Joffe

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	-0-
Shares
Beneficially	6.	SHARED VOTING POWER:	3,386,412
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	-0-
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	3,386,412

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,386,412

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

31.5%

12.  TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP NO.   501803209

1.  NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Stephen N. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	1,663,257
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	1,663,257
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	-0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,663,257

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

15.5%

12.  TYPE OF REPORTING PERSON (See Instructions):

OO

CUSIP NO.   501803209

1.  NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sandra F.W. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	624,585
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	624,585
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	-0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,585

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.8%

12.  TYPE OF REPORTING PERSON (See Instructions):

OO

Item 1.
(a)	Name of Issuer	LCA-Vision Inc.
(b)	Address of Issuer’s Principal Executive Officer
LCA-Vision Inc. 7840 Montgomery Road Cincinnati, Ohio 45236

Item 2.
(a)	Name of Person Filing:

Stephen N. Joffe, M.D.;

Sandra F.W. Joffe;

Stephen N. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002; and Sandra F.W. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002

(b)	Address of Principal Business Office, or, if none, residence:
LCA-Vision Inc. 7840 Montgomery Road Cincinnati, Ohio 45236

(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	501803209

Item 3. If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

(a)	Amount Beneficially Owned:		See Item 9 of cover page.*
(b)	Percent of Class:		See Item 11 of cover page.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	See Item 5 of cover page.
	(ii)	shared power to vote or to direct the vote:	See Item 6 of cover page.
	(iii)	sole power to dispose or direct the disposition of:	See Item 7 of cover page.
	(iv)	shared power to dispose or direct the disposition of:	See item 8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8. Identification and Classification of Member of the Group. Dr. and Mrs. Joffe are husband and wife.

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certification. N/A

_______________

*Stephen N. Joffe, MD and Sandra F.W. Joffe are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other.  The total shown consists of (a) 743,940 shares of Common Stock owned of record by Stephen N. Joffe, (b) 257,543 shares of Common Stock owned of record by the Stephen N. Joffe Grantor Retained Annuity Trust dated December 31, 2001, of which Dr. Joffe is trustee, (c) 1,663,257 shares of Common Stock owned of record by the Stephen N. Joffe Grantor Retained Annuity Trust dated December 31, 2002, of which Dr. Joffe is trustee, (d) 96,713 shares of Common Stock owned of record by the Sandra F.W. Joffe Grantor Retained Annuity Trust, dated December 31, 2001, of which Mrs. Joffe is trustee, (e) 624,585 shares of Common Stock owned of record by the Sandra F.W. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002, of which Mrs. Joffe is trustee, (f) 187 shares of Common Stock owned of record by Dr. and Mrs. Joffe jointly, and (g) 187 shares of Common Stock issuable to Mrs. Joffe in the event of her exercise of a currently exercisable stock option.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

February 5th, 2003 Date
/s/Stephen N. Joffe Signature

Stephen N. Joffe Name/Title

February 5th, 2003 Date
/s/Stephen N. Joffe Signature
Stephen N. Joffe, Trustee of the Stephen N. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002 Name/Title

February 5th, 2003 Date
/s/Sandra F.W. Joffe Signature
Sandra F.W. Joffe Name/Title

February 5th, 2003 Date
/s/Sandra F.W. Joffe Signature
Sandra F.W. Joffe, Trustee of the Sandra F.W. Joffe Grantor Retained Annuity Trust Two, dated December 31, 2002 Name/Title